

November 8, 2021

John Zieser
General Counsel
Meredith Corporation
1716 Locust Street
Des Moines, Iowa 50309

> **Re: Meredith Corporation**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed August 17, 2021**
> **File No. 001-05128**

Dear Mr. Zieser:

We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: Darah Protas